Reed Smith LLP
599 Lexington Avenue
New York, NY 10022-7650
+1 212 521 5400
Fax +1 212 521 5450
reedsmith.com

Gerard S. DiFiore
Direct Phone: +1 212 549 0396
Email: gdifiore@reedsmith.com

January 22, 2013

Our Ref: AL\CT\372080.00001

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

USA

Attn.: Ms. Jennifer Gowetski (Senior Counsel)

Dear Ms. Gowetski:

RE:	China Metro-Rural Holdings Limited
Registration Statement on Form F-3
Filed November 6, 2012
File No. 333-184774

On behalf of China Metro-Rural Holdings Limited (the “Company”) we hereby transmit via EDGAR the following responses to the Staff’s comment letter of December 18, 2012 regarding the Company’s Registration Statement on Form F-3 (File No. 333-184774), which was filed with the Commission on November 6, 2012. To assist your review, we have re-typed the text of the Staff’s comments in bold face type. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.

1.	We note your response to comment 1 in our letter dated November 20, 2012. As currently provided, your analysis does not appear to show that this is a valid secondary offering. Please refer to Securities Act Compliance and Disclosure Interpretation Question 612.09 and the eligibility requirements set forth in I.B.5. of Form F-3. Please revise your registration statement to comply with the requirements set forth I.B.5. of Form F-3 or, alternatively, provide a more detailed analysis as to why this is a valid secondary offering.

Response:

For the reasons set forth below, the Company respectfully believes that the shares being registered in the Registration Statement constitute a valid secondary offering and may be registered as contemplated by the Registration Statement.

¿ NEW YORK ¿ LONDON ¿ HONG KONG ¿ CHICAGO ¿ WASHINGTON, D.C. ¿ BEIJING ¿ PARIS ¿ LOS ANGELES ¿ SAN FRANCISCO ¿ PHILADELPHIA ¿ SHANGHAI ¿ PITTSBURGH

MUNICH ¿ ABU DHABI ¿ PRINCETON ¿ NORTHERN VIRGINIA ¿ WILMINGTON ¿ SILICON VALLEY ¿ DUBAI CENTURY CITY ¿ RICHMOND ¿ GREECE

To: United States Securities and Exchange Commission Attn.: Ms. Jennifer Gowetski From: Gerard S. DiFiore	Page 2

Background and Terms of the Convertible Bonds and Warrants

The Company entered into a subscription agreement on July 24, 2012 (the “Subscription Agreement”) with Willis Plus Limited, a limited liability company incorporated under the laws of the British Virgin Islands (the “Selling Shareholder”), for the issuance and sale of US$60,000,000 in aggregate principal amount, 14 per cent. guaranteed secured convertible bonds due 2017 (the “Convertible Bonds” or the “Bonds”) convertible on or after August 15, 2013 into ordinary shares of the Company at an initial conversion price of US$1.0811 per share, and warrants (the “Warrants”) exercisable on or after August 15, 2013 to purchase up to 6,000,000 ordinary shares of the Company at an initial exercise price of US$1.2973 per share, within 5 years after the date of issue of the Convertible Bonds.

The Convertible Bonds and Warrants were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Regulation D promulgated thereunder. In the Subscription Agreement, the Selling Shareholder undertook with the Company that it will not sell or otherwise dispose of interests in the shares issued upon conversion of the Convertible Bonds by way of an underwritten offering or similar arrangement. Further, pursuant to the Registration Rights Agreement between the Company and the Selling Shareholder dated August 15, 2012 (the “Registration Rights Agreement”), the Selling Shareholder may only resell the securities being registered, i.e., shares issuable upon conversion of the Bonds and exercise of the Warrants, by way of non-underwritten offerings. The Company believes that the Selling Shareholder is viewed in the capital markets as a long-term investor that does not engage in trading activities to which the Commission deems manipulative or otherwise illegal.

The Securities do not have “Toxic” Features.

The Convertible Bonds and Warrants have customary anti-dilution protection, which include adjustments for events such as (i) organic changes such as stock splits, consolidation, reclassification or subdivisions, (ii) capital distributions, (iii) issuances or deemed issuances of shares or convertible securities at a price more than 5% below the market price, (iv) rights issues of shares or other securities, and (v) issues of new shares at a discount of more than 5% of the prevailing conversion price.

However, the terms of the Convertible Bonds and Warrants do not include any price “re-sets”, floating price conversion rights or other “toxic” features that have prompted the Staff’s concerns regarding “Extreme Convertible” transactions. The conversion price of the Convertible Bonds and the exercise price underlying the Warrants do not change merely as a result of any change in the market price of the shares of the Company.

To: United States Securities and Exchange Commission Attn.: Ms. Jennifer Gowetski From: Gerard S. DiFiore	Page 3

Rule 415 Analysis

In 1983 the Commission adopted Rule 415 under the Securities Act to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule. In relevant part, Rule 415 provides:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;…[or]

(x) Securities registered (or qualified to be registered) on Form S-3 or Form F-3 (§239.13 or §239.33 of this chapter) which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary….”

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling shareholders in a bona fide secondary offering without restriction.

In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations. Rule 415(a)(4) provides that:

“In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”

Because of the requirements of Rule 415, the Staff’s interpretation of Rule 415 has a significant impact on the ability of smaller public companies—like the Company—to raise capital and on the ability of a selling shareholder to effect the resale of its securities.

Therefore, the Company respectfully submits that the Staff should only re-characterize a secondary offering as being on behalf of a registrant after careful and complete review of the relevant facts and circumstances, including the factors set forth in the Staff’s Compliance and Disclosure Interpretations (the “Interpretation”) 612.09, which provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

To: United States Securities and Exchange Commission Attn.: Ms. Jennifer Gowetski From: Gerard S. DiFiore	Page 4

As the above Interpretation indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”

Each of the relevant factors listed in the above Interpretation is discussed below in the context of the offering under the Registration Statement. In our view, based on a proper consideration of all of those factors, the Staff should conclude that the Registration Statement relates to a valid secondary offering.

How Long the Selling Shareholder Has Held the Shares

The longer the shares are held, the less likely it is that the Selling Shareholder is acting as a mere conduit for the Company.

As described in our response letter dated December 10, 2012 (“Previous Response Letter”) and pursuant to the terms of the Convertible Bonds, the Convertible Bonds are not convertible into ordinary shares of the Company until August 15, 2013 at the earliest. Similarly, the Warrants are not exercisable until August 15, 2013. As a result, the Selling Shareholder will, assuming no other changes to its holdings, hold the Convertible Bonds and Warrants for a minimum holding period of at least 12 month. Such holding period is longer than the period required by the Staff for valid “PIPE” transactions and twice as long as the Rule 144 holding period.

The Staff’s “PIPEs” interpretation is codified as Staff’s Compliance and Disclosure Interpretations 139.11 (the “PIPEs Interpretation”). The PIPEs Interpretation provides in relevant part that:

“In a PIPE transaction (private-investment, public-equity), a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement….The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement. Since no holding period is required for a PIPE transaction to be a valid secondary offering, it stands to reason that a holding period of 12 months as indicated above must be sufficient for a valid secondary offering.

This concept comports with longstanding custom and practice in the PIPEs marketplace. In most PIPE transactions a registration statement is required to be filed shortly after closing (typically 30 days) and declared effective shortly thereafter (typically 90 days after closing). Many of these transactions have been reviewed by the Staff and the Staff, in its comments, has not indicated that the period of time elapsing between closing and registration has raised concerns about whether the offering is a valid secondary offering. Indeed, such concerns would be inconsistent with the PIPEs Interpretation.

In addition, as mentioned in the Previous Response Letter, the Convertible Bonds are convertible on or after August 15, 2013 into ordinary shares, based on an initial conversion price of US$1.0811. The Warrants are exercisable on or after August 15, 2013 into ordinary shares, based

To: United States Securities and Exchange Commission Attn.: Ms. Jennifer Gowetski From: Gerard S. DiFiore	Page 5

on an initial exercise price of US$1.2973. Because the conversion and exercise prices were both fixed, the Selling Shareholder has been at market risk from the time it purchased the Convertible Bonds and the Warrants and at the time of filing of the Registration Statement, and remains at market risk now.

The Circumstances Under Which the Selling Shareholder Received the Shares

The Selling Shareholder purchased the Bonds and Warrants from the Company in a private placement. As described above, such transaction was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder. Such transaction was an arms’ length transaction and was for valid and sufficient consideration.

We are aware that the Staff may equate the registration of securities with a present intent to distribute these securities. However, we respectively submit that such a perspective is at odds with both market practices and the Staff’s own previous interpretive positions, including the PIPEs Interpretation. We also note that such a perspective is inconsistent with the prior practice of the Selling Shareholder, who, together with its affiliates Kind United, Mr. Cheng and Mr. Leung, currently have a total of approximately 37,338,104 ordinary shares of Company registered for resale on Form F-4 (File No. 333-160777) on August 3, 2009. As further explained below under the paragraph “The Relationship to the Company”, the Selling Shareholder’s affiliates, Kind United, Mr. Cheng and Mr. Leung have been principal shareholders to the Company for years and they have built up increasingly long positions in the shares of the Company despite the fact that the shares of the Company have been registered for resale since 2009.

We further note that the PIPEs Interpretation supports the conclusion that registration is not equivalent to a current intent to distribute. If registration did equate with distributive intent, then we believe that no PIPE transaction could ever occur because the mere fact of subsequent registration would presumably negate a selling shareholder’s prior undertaking, which would in turn destroy any private placement exemption. However, the PIPEs Interpretation supports our view that a selling shareholder can have a valid investment intent, even if the shares purchased are registered for resale at the time of closing.

In addition, the three-month average daily trading volume of the shares of the Company as of January 3, 2013 was approximately 3,667 shares. If the Selling Shareholder attempted to liquidate the 61,499,028 shares potentially issuable under the Notes and Warrants (without regard to the one year holding period) in the open market at the current average trading volume, it would take them approximately 16,771 days to do so, assuming no other person sold a single share during that entire period. Assuming no holidays at all, that would equate to a period of more than 45 years. The Selling Shareholder would not have purchased the Notes and Warrants for the purpose of making a distribution if it would take it more than 45 years to do so based on the recent three-month average daily trading volume. The thin float in the shares of the Company would render any attempt to distribute the shares impossible as the market for the shares of the Company simply couldn’t absorb that much stock. In this situation, as is the case with many PIPE transactions, the concept that the Selling Shareholder has “freely tradable” shares is far more theoretical than real. For all practical purposes, the Selling Shareholder is locked into its investments, regardless of whether its shares are registered.

To: United States Securities and Exchange Commission Attn.: Ms. Jennifer Gowetski From: Gerard S. DiFiore	Page 6

Furthermore, there is no evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (emphasis added)

Accordingly, neither the existence of exercisable warrants or convertible securities nor the mere size of a potential offering makes a proposed sale a “distribution.” Special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here there is nothing to suggest that any special selling efforts or selling methods have or would take place if all of the shares issued upon conversion of the Bonds or upon exercise of the Warrants were registered. Nor are we aware of any facts to suggest that the Selling Shareholder has conducted any road shows or taken any other actions to condition or “prime” the market for the potential resale of their shares. We further note that doing so would violate the undertaking made by the Selling Shareholder in the Subscription Agreement and Registration Rights Agreement.

The Relationship to the Company

As described in the Registration Statement, Mr. Cheng and Mr. Leung, who have been the principal shareholders of the Company for years, each owns 70% and 30% of the Selling Shareholder, respectively.

In connection with and as a result of the Reorganization of the Company in 2009, the shares of the Company, including the shares held by Mr. Cheng and Mr. Leung, were registered for resale on August 3, 2009. To the Company’s knowledge, except for a private sale in October 2010 of 3,437,501 shares (representing approximately 5.4% of the outstanding shares of the Company at that time) by Cafoong Limited, a British Virgin Islands company which was 60% owned by Mr. Cheng, no affiliates of the Selling Shareholder, Kind United, Mr. Cheng and Mr. Leung have ever sold shares since their shares were registered for resale.

In addition, Mr. Cheng is a member of the board of directors of the Company and is the former Chairman and Chief Executive Officer of the Company. Because of this potential access to material non-public information, the Company does not expect that Mr. Cheng will be active in the market for the Company’s shares unless it is confident that all material information regarding the Company has been made public.

As indicated above, the Company believes that the Selling Shareholder and all of its affiliates are long-term investors of the Company and there is no basis for believing that they would not have the intention or ability to hold their shares for an indefinite period.

The Amount of Shares Involved

It is important to note that the amount of shares involved is only one factor cited in the Interpretation to be considered by the Staff in applying Rule 415. That concept has been reiterated by members of the Office of Chief Counsel. Focusing simply on the number of shares is inconsistent with the Interpretation and the facts and circumstances test recited above.

To: United States Securities and Exchange Commission Attn.: Ms. Jennifer Gowetski From: Gerard S. DiFiore	Page 7

The availability of Rule 415 depends on whether the offering is made by selling shareholders or deemed to be made by or on behalf of the issuer. In order for the Staff to determine that the offering is really being made on behalf of the issuer, the Staff must conclude that the selling shareholders are seeking to effect a distribution of the shares. However, if the Staff’s concern is that a distribution is taking place, the Company respectfully submits that the number of shares being registered should be one of the less important factors in the Staff’s analysis. An illegal distribution of shares can take place when the amount of shares involved is significantly less. In fact, for the reasons relating to the relative illiquidity of the Company’s securities, the Company submits that it would be significantly easier to effect an illegal distribution when the number of shares involved is relatively small in relation to the shares outstanding or the public float. As demonstrated above, when investors buy a large stake of a small public company such as the Company, it is very difficult for the investors to exit the stock in market transactions. Contrary to the Staff’s screening criteria, the Company submits that the larger the investment, the harder it may be for an investor to effect a distribution, particularly in the case of a small public company with a limited trading market.

Interpretation 612.12 describes a scenario where a holder of 73% of the outstanding stock would be able to affect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, Interpretation 216.14, regarding the use of Form S-3 to effect a secondary offering, provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.” (emphasis added)

This interpretive position makes clear that a principal shareholder can effect a valid secondary offering of its shares unless other facts—beyond the mere level of ownership—indicate that the affiliate is acting as a conduit for the issuer.

When looking at the totality of the facts and circumstances, we believe the conclusion that the offering is a valid secondary offering is well supported.

Whether the Selling Shareholder is in the Business of Underwriting Securities

As mentioned in the Previous Response Letter, the Selling Shareholder is a privately held company and not in the business of underwriting or dealing in securities. In addition, pursuant to the Registration Rights Agreement and the Subscription Agreement, the Selling Shareholder may only resell the securities being registered by way of non-underwritten offerings. This covenant by the Selling Shareholder further supports the Company’s position that any resale made by the Selling Shareholder evidences a genuine resale offering and not a primary offering.

To: United States Securities and Exchange Commission Attn.: Ms. Jennifer Gowetski From: Gerard S. DiFiore	Page 8

Whether Under All the Circumstances it Appears that the Selling Shareholder is Acting as a Conduit for the Company

The Staff has recognized that affiliates of an issuer are not necessarily conduits for the issuer. In the Staff’s recent Interpretations published on January 26, 2009, the Staff responded to Question 212.15 regarding whether affiliates of the issuer may rely on Rule 415(a)(1)(i) to register secondary offerings: The response states, in relevant part, that:

“Aside from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.”

As the facts and analysis provided above demonstrate, the Selling Shareholder is not engaging in a distribution and is not acting as a conduit for the Company. The Selling Shareholder has held its securities for a period of time that exceeds the periods sanctioned in the Staff’s PIPEs Interpretation and is limited to reselling the securities being registered only by way of non-underwritten offerings. There is no evidence to suggest that the Selling Shareholder is acting in concert to effect a coordinated distribution of the shares. In addition, the Selling Shareholder is not in the business of underwriting securities and all of the proceeds of the offering under the Registration Statement will be retained by the Selling Shareholders and the Company will not receive any proceeds. In these circumstances we believe that the offering the Company seeks to register is a valid secondary offering and may proceed consistent with Rule 415.

Conclusion

For all of the foregoing reasons, we believe that the facts and circumstances compel the conclusion that the offering by the Selling Shareholders pursuant to the Registration Statement is a valid secondary offering and therefore is eligible to be made under Rule 415(a)(1)(i) on Form F-3.

* * * * *

If you have any questions or comments with respect to the company’s responses, please contact the undersigned at (212) 549-0396.

Sincerely,

/s/ Gerard S. DiFiore
Gerard S. DiFiore, Esq.
Reed Smith LLP

cc:	Sio Kam Seng
Chief Executive Officer and Chairman
China Metro-Rural Holdings Limited